Exhibit 99.32

Bitfarms Ltd.

Change of Auditor Notice

Pursuant to National Instrument 51-102, Section 4.11

I.	Former auditor

a.	On June 10, 2020,

i.	Kost Forer Gabbay & Kasierer resigned as the auditor of Bitfarms Ltd. at the reporting issuer’s request.

ii.	The Audit Committee participated in and approved the decision to change the auditor.

iii.	The auditor’s reports of Kost Forer Gabbay & Kasierer on the financial statements of Bitfarms Ltd. for the two years ended December 31, 2019 did not contain any modifications as to departures from generally accepted accounting principles or limitation in the scope of the audit.

iv.	In connection with the audits for the two years ended December 31, 2019 and through to June 10, 2020 there have been no reportable events, as defined in the National Instrument.

II.	Successor auditor

The reporting issuer appointed PricewaterhouseCoopers LLP as its new auditor as of June 18, 2020. The Audit Committee and Board of Directors considered and approved the appointment.

Dated at Toronto, Ontario, this 18th day of June 2020.

Bitfarms Ltd.

per: John Rim, CFO